Exhibit 99.1

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Lichen International Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Integration with DeepSeek Optimization Framework

In January 2025, the Company announced its plans to integrate the DeepSeek optimization framework into its existing Lichen Financial and Taxation AI Model. This integration is expected to significantly enhance the AI’s capabilities in handling complex financial and taxation tasks, offering more efficient and accurate solutions to its users.

The DeepSeek optimization framework, known for its advanced multi-modal generation, efficient computation, and long-context processing capabilities, will be integrated into Lichen China’s AI architecture to improve its performance in various financial and taxation scenarios. Given the rapid advancement of the AI industry, the Company will increase capital investment to upgrade and iterate its software by adopting the latest AI technologies. The integration and technical upgrade had been completed by May 2026, with a trial phase set to begin in early June 2026.

Business Strategy Adjustment

From 2025, the company has been gradually transited toward IPO advisory services and external equity investments. Through channels such as customer referrals and external exhibitions, the company identifies and negotiates with clients to provide comprehensive service solutions for prospective listed enterprises, assisting them in embarking on their IPO journey. These services include, but are not limited to, market research, financial compliance, legal regulations, and due diligence. As of June 30, 2026, the company has initiated IPO advisory services for 25 prospective listed enterprises. Additionally, as of the same date, the company has equity investment in four unrelated parties, with a total investment amount of $1.35 million.

Results of Operations

The following information was derived from our Unaudited Financial Results for the six months ended June 30, 2026 and 2025, attached hereto as Exhibit 99.2.

LICHEN INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2026	June 30, 2025

Revenues
Financial and taxation solution services	$8,053	$11,579
Education support services	-	760
Software and maintenance services	1,271	1,330
Pre-IPO advisory services	940	591
Total revenues	10,264	14,260
Cost of revenues	(6,377)	(7,665)
Gross profit	3,887	6,595

Operating expenses:
Selling and marketing	(4,815)	(5,910)
General and administrative	(7,794)	(5,932)
Total operating expenses	(12,609)	(11,842)

Loss from operations	(8,722)	(5,247)

Other income (expense)
Other (expense) income, net	(2,817)	(3,858)
Interest income	3	11

Loss before income taxes	(11,536)	(9,094)

Income tax expenses	(13)	(88)

Net loss	$(11,549)	$(9,182)
Less: Net income attributable to non-controlling interests	-	174
Net loss attributable to Lichen International Limited	(11,549)	(9,356)

Comprehensive (loss) income:
Net loss	$(11,549)	$(9,182)
Foreign currency translation adjustments	1,874	154
Comprehensive loss	$(9,675)	$(9,028)

Weighted average number of ordinary shares outstanding – basic and diluted[1]	16,326,825	282,846

Loss per ordinary share – basic and diluted[1]	(0.71)	(32.46)

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services, software and maintenance services and Pre-IPO advisory services. Our total revenue was approximately $10.26 million for the six months ended June 30, 2026, compared to approximately $14.26 million for the six months ended June 30, 2025, a decrease of approximately $4.00 million, or 28.0%. Such decrease was due to an approximately $3.53 million decrease in revenue from financial and taxation solution services, an approximately $0.76 million decrease in revenue from our education support services and an approximately $0.06 million decrease in revenue from our software and maintenance services, partially offset by an approximately $0.35 million increase in revenue from our Pre-IPO advisory services.

Revenue from financial and taxation solution services amounted to approximately $8.05 million, or 78.46% of total revenue, for the six months ended June 30, 2026, decreased by $3.53 million, or 30.45%, from approximately $11.58 million for the six months ended June 30, 2025. This decrease was mainly attributable to industry changes and business strategy adjustment. Many former bookkeeping agencies in China have transitioned into consulting providers and have engaged in price competition by charging lower service fees. Besides, we initiated a strategic shift to diversify our operations into Pre-IPO advisory services from January 2025, the number of the customers from financial and taxation solution services decreased by 62 from 264, or 23.48% for the six months ended June 30, 2025 to 202 for the six months ended June 30, 2026.

Revenue from education support services decreased by $0.76 million, or 100.00%, from approximately $0.76 million or 5.33% of total revenue for the six months ended June 30, 2025, to $nil for the six months ended June 30, 2026.Such decrease was attributable to the Company’s gradual termination of operations in the education support services.

Our operations for software and maintenance services began in March 2019. For the six months ended June 30, 2026, we generated revenue from software and maintenance services in an amount of approximately $1.27 million, or 12.38% of total revenue, as compared to approximately $1.33 million, or 9.33% of total revenue, for the six months ended June 30, 2025, decreased by $0.06 million, or 4.47%. Such decrease was due to the market contraction, coupled with the fact that AI software has gradually replaced certain functions of conventional software.

Revenue from Pre-IPO advisory services commenced in January 2025. For the six months ended June 30, 2026, revenue from this business line amounted to approximately $0.94 million, representing 9.16% of total revenue, as compared to approximately $0.59 million, or 4.14% of total revenue, for the six months ended June 30, 2025, representing an increase of $0.35 million, or 59.11%. This increase was attributable to adjustments to our business strategy. The number of customers for Pre-IPO advisory services increased by 14, or 127.27%, from 11 in the six months ended June 30, 2025 to 25 in the six months ended June 30, 2026.

Cost of revenue

Our cost of revenue includes employee salaries and amortization of software in software sales. Our cost of revenue decreased by $1.29 million, or 16.81%, to approximately $6.38 million for the six months ended June 30, 2026, from approximately $7.67 million for the six months ended June 30, 2025. This decrease was consistent with the trend in revenue.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses decreased by $1.09 million, or 18.51%, to approximately $4.82 million for the six months ended June 30, 2026, from approximately $5.91 million for the six months ended June 30, 2025. Such decrease was mainly attributable to lower marketing expenses for education support services, as the Company had gradually terminated such services. As a percentage of revenue, selling and marketing expenses for the six months ended June 30, 2026 and 2025 are 46.91% and 41.44%, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, office expenses, R&D expenses and depreciation of property and equipment and amortization of intangible assets. Our general and administrative expenses increased by $1.86 million, or 31.40%, to approximately $7.79 million for the six months ended June 30, 2026, from approximately $5.93 million for the six months ended June 30, 2025. Such an increase was primarily due to higher amortization of capitalized AI financial software (which became ready for use in May 2026) and increased board compensation. As a percentage of revenue, general and administrative expenses increased to 75.93% for the six months ended June 30, 2026, from 41.60% for the six months ended June 30, 2025.

Loss from operations

As a result of the foregoing, we recorded loss from operations of approximately $8.72 million for six months ended June 30, 2026, compared to loss from operations of approximately $5.25 million for the six months ended June 30, 2025.

Total other income (expense)

We had approximately $2.81 million in total other expense for the six months ended June 30, 2026, as compared to approximately $3.85 million in total other expense for the six months ended June 30, 2025. Total other income (expenses) for the six months ended June 30, 2026 consisted of other expense, net, in the amount of approximately $2.82 million and interest income in the amount of approximately $0.01 million. We sold a property located in Shanghai and incurred a loss amounting to approximately $2.80 million for the six months ended June 30, 2026. Total other income (expenses) for the six months ended June 30, 2025 consisted of other expense, net, in the amount of approximately $3.86 million and interest income in the amount of approximately $0.01 million. We disposed 100% equity interest in Legend education and incurred an investment loss amounting to approximately $3.86 million for the six months ended June 30, 2025.

Income tax expenses

We recorded income tax expenses of approximately $0.01 million for the six months ended June 30, 2026, as compared to approximately $0.09 million for the six months ended June 30, 2025; a decrease of approximately $0.08 million, or 97.82%. The decrease in income tax expense mainly resulted from the increasing loss incurred for the six months ended June 30, 2026.

Net loss

As a result of the cumulative effect of the factors described above, we incurred a net loss of approximately $11.55 million for the six months ended June 30, 2026, and approximately $9.18 million for the six months ended June 30, 2025.

LICHEN INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	As of June 30, 2026	As of December 31, 2025
Assets
Current assets:
Cash	$19,600	$26,914
Accounts receivable and contract assets	1,931	2,260
Prepayments, deposits, and other current assets	3,088	6,992
Total current assets	24,619	36,166

Long-term investment	1,710	1,722
Property and equipment, net	2,128	7,043
Intangible assets, net	30,665	8,089
Right-of-use assets	302	554
Goodwill	791	791
Prepaid and other assets	5,075	21,208
Total assets	$65,290	$75,573

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$1	$-
Accrued expenses and other current liabilities	3,320	3,404
Contract liabilities	543	285
Taxes payable	169	780
Due to the related parties	78	-
Lease liabilities	127	211
Total current liabilities	4,238	4,680

Lease liabilities	177	343
Total non-current liability	177	343
Total Liabilities	4,415	5,023

Commitments and contingencies		-

Shareholders’ equity:
Class A Ordinary Share, $0.008 par value, 20,000,000,000 shares authorized; 16,216,825 shares issued and outstanding[1]	130	130
Class B Ordinary Share, $0.008 par value, 5,000,000,000 shares authorized; 110,000 shares issued and outstanding[1]	1	1
Additional paid-in capital	51,251	51,251
Statutory surplus reserves	1,737	1,737
Retained earnings	8,572	20,121
Accumulated other comprehensive loss	(816)	(2,690)
Total shareholders’ equity	60,875	70,550

Total liabilities and shareholders’ equity	$65,290	$75,573

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Liquidity and Capital Resources

As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $19,599,945 and $26,913,535, respectively. We did not have any other short-term investments.

As of June 30, 2026 and December 31, 2025, our current assets were $24,619,201 and $36,165,703, respectively, and our current liabilities were $4,237,705 and $4,679,756, respectively.

	June 30, 2026	June 30, 2025

Net cash used in operating activities	(5,808)	(1,854)
Net cash used in investing activities	(2,184)	(8,606)
Net cash provided by financing activities	78	5,095
Effects of foreign currency exchange rate changes on cash	600	1,226
Net decrease in cash	(7,314)	(4,139)

Operating Activities:

Net cash used in operating activities was approximately $5.81 million for the six months ended June 30, 2026, as compared to net cash used in operating activities amounted to approximately $1.85 million for the six months ended June 30, 2025.

For the six months ended June 30, 2026, net cash used in operating activities mainly resulted from a net loss of $11.55 million, depreciation of property and equipment and the amortization of intangible assets, right-of-use assets and other assets in the amount of approximately $2.70 million, loss on disposal of property in the amount of approximately $2.80 million  , investment loss of $0.01 million, the accounts receivable in the amount of $0.40 million, prepayments and other current assets in the amount of $0.29 million, unearned revenues in the amount of approximately $0.25 million and accrued liabilities and other current liabilities in the amount of $0.01 million, offset by tax payable in the amount of $0.63 million, and right-of-use assets in the amount of $0.08 million. The loss on disposal of property mainly came from the sale of our Shanghai real estate. The net sale proceeds were less than the net carrying value of the Shanghai property at the disposal date. For the six months ended June 30, 2025, net cash used in operating activities mainly resulted from the net loss of approximately $9.18 million, the depreciation of property and equipment in the amount of approximately $0.30 million, the amortization of intangible assets in the amount of approximately $1.58 million, the amortization of right-of-use assets in the amount of approximately $0.06 million, the amortization of other assets in the amount of approximately $0.07 million, accounts receivable in the amount of approximately $2.14 million and accrued liabilities and other current liabilities in the amount of approximately $0.66 million, offset by the prepayments and other current assets in the amount of approximately $0.12 million, and the unearned revenues in the amount of approximately $0.55 million, accounts payable in the amount of approximately $0.05 million and tax payable in the amount of approximately $0.64 million.

Investing Activities:

Net cash used in investing activities was approximately $2.18 million for the six months ended June 30, 2026 as compared to approximately $8.61 million for the six months ended June 30, 2025.

Net cash used in investing activities for the six months ended June 30, 2026 mainly consisted of the purchase of intangible assets and investment in potential companies in the amount of approximately $4.06 million and $0.20 million, respectively, offset by proceeds from disposal of the property in the amount of approximately $2.08 million. Net cash used in investing activities for the six months ended June 30, 2025 mainly resulted from the deposits paid for ChatGPT Software, investment in potential company and Bondly HK acquisition in the amount of approximately $3.34 million, $0.93 million and $5.33 million, respectively, offset by the cash received from disposal of Lichen education amounted to approximately $1.00 million.

Financing Activities:

Net cash provided by financing activities was approximately $0.08 million for the six months ended June 30, 2026, consisting of amounts due to a related party of approximately $0.08 million. In comparison, net cash provided by financing activities was approximately $5.09 million for the six months ended June 30, 2025, which primarily reflected cash proceeds from the issuance of Class A Ordinary Shares of approximately $5.88 million, offset by amounts due to related parties of approximately $0.79 million.

Capital Expenditures

We made capital expenditures of approximately $4.26 million and $9.61 million for the six months ended June 30, 2026 and 2025, respectively. In these periods, our capital expenditures were mainly used for the development for our software and the potential acquisition and investment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Off-balance Sheet Commitments and Arrangements

We did not have any off-balance sheet commitments or arrangements as of June 30, 2026.